FORM 4
                                                            OMB APPROVAL
                                                        OMB NUMBER: 3235-0287
                                                     EXPIRES: SEPTEMBER 30, 1998
                                                       ESTIMATED AVERAGE BURDEN
                                                        HOURS PER RESPONSE 0.5

/ / Check box if no longer subject
to Section 16. Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.        Name and Address of Reporting Person

Stevens                             James                            W.
(Last)                              (First)                          (Middle)

322 East 30th Street
                                    (Street)

New York                             New York                        10016
 (City)                              (State)                         (Zip)

2.        Issuer Name and Ticker or Trading Symbol

          Financial Services Acquisition Corporation
          (Common Stock:  "FSAT")

3.        IRS or Social Security Number of Reporting Person (Voluntary)

4.        Statement for Month/Year

          01/97

5.        If Amendment, Date of Original (Month/Year)

6.        Relationship of Reporting Person(s) to Issuer (Check all applicable)

(X )      Director                              (     )  10% Owner
(  )      Officer (give title below)            (     )  Other (specify below)


7.        Individual or Joint/Group Filing (Check applicable line)

( X )     Form filed by One Reporting Person
(   )     Form filed by More than One Reporting Person

           Table I - Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned


1.  Title of Security               2.  Transaction Date    3.  Transaction Code    4.  Securities Acquired (A) or
     (Instr. 3)                         (Month/Day/Year)         (Instr. 8)             Disposed of (D)
                                                                                        (Instr. 3, 4 and 5)

                                                             Code         V              Amount        (A) or (D)       Price
a.  Common Stock, par value $.001        01/28/97             P                          10,000            A             $4.25

b.

c.

d.

e.

f.



5.  Amount of Securities Beneficially      6.   Ownership Form:                 7.   Nature of Indirect
    Owned at End of Month                       Direct (D) or Indirect (I)           Beneficial Ownership
    (Instr. 3 and 4)                            (Instr. 4)                           (Instr. 4)
a.                10,000                                 D

b.

c.

d.

e.

f.



  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Conversion or    3. Transaction Date   4. Transaction    5.  Number of Derivative Securities
      (Instr. 3)                     Exercise Price      (Month/Day/Year)      Code               Acquired (A) or Disposed of (D)
                                     of Derivative                             (Instr. 8)         (Instr. 3, 4 and 5)
                                     Security
                                                                               Code       V          (A)              (D)
a.  Options - Right to Buy            $5.00                     (1)              A         V         10,000

b.

c.

d.

e.

f.



6.  Date Exercisable      7. Title and Amount of        8. Price of     9.  Number of      10. Owners           11.  Nature of
    and Expiration            Underlying Securities        Derivative       Derivative         Form of               Indirect
    Date                     (Instr. 3 and 4)              Security         Securities         Derivative            Beneficial
    (Month/Day/Year)                                       (Instr. 5)       Beneficially       Security:             Ownership
                                                                            Owned at           Direct (D)            (Instr. 4)
Date         Expiration       Title           Amount or                     End of Month       or Indirect (I)
Exercisable  Date                             Number of                     (Instr. 4)
                                               Shares

a.   (1)        08/26/06   Common Stock,         10,000                        10,000                D
                           par value $.001

b.

c.


d.

e.

f.


Explanation of Responses:

(1) Options were all granted on August 27, 1996 under the issuer's 1996 stock option plan and have 10 year terms (unles the reporting person's service as a director of the issuer terminates earlier). 50% of the options become exercisable 6 months from the date of grant and 50% of the options become exercisable 1 year from the date of grant.

 /s/ James W. Stevens                        February 10, 1997
------------------------------------         ----------------------------------
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.